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[PARADIGM GEOPHYSICAL LOGO]

CONTACTS:
Brian W. Berman, CFO                          Robert Ferris
Paradigm Geophysical Ltd.                     Anita Ash
Phone: +972-9-970-9339                        Ruder Finn, Inc.
Fax: +972-9-970-9319                          Phone: +1-212-593-5823
Email: brian@paradigmgeo.com                  Fax: +1-212-715-1660
                                              Email: ferrisb@ruderfinn.com


                        PARADIGM GEOPHYSICAL COMMENTS ON
                         EXPECTED THIRD QUARTER RESULTS


HERZLIA, ISRAEL -- OCTOBER 13, 1999 - Paradigm Geophysical Ltd. (NASDAQ:PGEO) today announced that results for the third quarter ending September 30, 1999 will be below securities analysts' expectations. The Company indicated that it would report a net loss for the third quarter of between $0.03 and $0.05 per share on total revenues at levels comparable to those of the second quarter. Analysts' estimates for EPS range between a net income of $0.01 and $0.04 for the quarter. Paradigm will announce its third quarter results after the close of trading on October 27, 1999.

According to Eldad Weiss, Chairman and CEO of Paradigm, the earnings shortfall is due principally to the Company's decision to continue its planned investment in infrastructure and development of new products and services in the face of a lag in an anticipated oil services sector turnaround. Paradigm believes that this investment strategy strengthens the Company's position as a leading provider of geoscience technology to the oil and gas industry.

Mr. Weiss commented: "Although we are disappointed by the lower than expected improvement in upstream spending by oil and gas companies, we are encouraged by the industry's medium and longer-term prospects."

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary


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PARADIGM GEOPHYSICAL COMMENTS ON EXPECTED THIRD QUARTER RESULTS...


from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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